EXHIBIT 3

ARCHON
GROUP

January 24, 1997

John D. Santoleri
Managing Director
E.M. Warburg, Pincus & Co., L.L.C.
466 Lexington Avenue
New York, New York 10017-3147

Mike Kojaian
Kenneth J. Kojaian
C. Michael Kojaian
Kojaian Management Corporation
26600 Telegraphy Road
Suite 450
Southfield, Michigan 48034-5300

RE:          Grubb & Ellis - Voting Agreement

Gentlemen:

This letter shall confirm our understanding that, in connection with the $11,250,000 investment in Grubb & Ellis Company (the "Company") by Archon Group, L.P. ("Archon"), Mike Kojaian, Kenneth J. Kojaian, C. Michael Kojaian (collectively, "the Kojaian Shareholders") and Warburg, Pincus Investors, L.P. ("WPI") and Archon (collectively, the "Shareholders") hereby agree to (i) vote all of the shares of common stock of the Company owned by such Shareholder, and (ii) cause directors nominated by such Shareholder to vote to nominate directors, as follows:

(i)

if and so long as the Kojaian Shareholders, or any transferee owned or controlled by them that agrees to be bound by the terms of this letter agreement, beneficially owns 1,250,000 shares of the Company's common stock, for a director nominee selected by a majority of the Kojaian Shareholders, who shall be a Kojaian Shareholder or an officer or partner of any entity owned or controlled by any of the Kojaian Shareholders, to be nominated and elected to the Company's Board of Directors;

(ii)

if and so long as WPI beneficially owns 5,059,169 shares of the Company's common stock, for those nominees designated by WPI, who shall be officers of WPI or any of its venture banking affiliates, to be nominated and elected to the Company's Board of Directors; and

January 24, 1997
Page Two

(iii)

if and so long as Archon beneficially owns 1,250,000 shares of the Company's common stock, for a director nominee designated by Archon who shall be an employee of Archon, Goldman, Sachs & Co. or an affiliate thereof, to be nominated and elected to the Company's Board of Directors.

None of the Shareholders shall enter into any other voting arrangement or proxy whereby its voting rights would be vested in any other party, except if such party agrees to be bound by the above.

In the event that all directors nominated by any of WPI, the Kojaian Shareholders, or Archon either resign or decline to be nominated for reelection and no other nominees are nominated by such Shareholder or such Shareholder fails to nominate any director or directors for election (a "Terminated Shareholder"), then (i) the rights and obligations of such Terminated Shareholder under this Agreement shall terminate with respect to such Terminated Shareholder and (ii) each remaining Shareholder shall have no obligation hereunder toward or with respect to such Terminated Shareholder or its nominees.

This Agreement may only be varied by an instrument in writing, and shall be governed under the laws of the State of Delaware.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

Sincerely, /s/Todd A. Williams Todd A. Williams Archon Gen-Par, Inc. ACCEPTED AND AGREED WARBURG, PINCUS INVESTORS, L.P.: Warburg, Pincus & Co. By: Name: Title:

                    Please countersign one copy indicating your agreement to the above.

Sincerely, /s/ Todd Williams Todd Williams Archon Gen-Par, Inc.

ACCEPTED AND AGREED WARBURG, PINCUS INVESTORS, L.P.: /s/John D. Santoleri Warburg, Pincus & Co.
By:
Name:	John D. Santoleri
Title:	Partner

KOJAIAN SHAREHOLDERS: /s/Mike Kojaian
By:	Mike Kojaian

/s/Kenneth J. Kojaian
By:	Kenneth J. Kojaian

/s/C. Michael Kojaian
By:	C. Michael Kojaian